Exhibit 99.1

ASX ANNOUNCEMENT

May 22, 2012

Genetic Technologies Provides BREVAGen™ Sales and Reimbursement Update

Strong start to 2012 with BREVAGen™ credentialing now reaching 13 million covered lives

Melbourne Australia; May 22, 2012: Genetic Technologies Limited (ASX: GTG, NASDAQ: GENE), is pleased to provide an update on BREVAGen™ sales and the “credentialing” process with the top ten U.S. Preferred Provider Organisations (“PPOs”).  To date, the Company has executed credentialing contracts with four PPOs which represents an estimated 13 million covered lives in the U.S.  Progress with these leading PPOs has been a key driver of improved BREVAGen™ revenue collection.

Total revenue received from BREVAGen™ sales in the period from January to April 2012 represented over 63% of all revenues received since the test was launched in June 2011.  In addition to the improvement in reimbursement, the month of April saw appreciable sales uptake, with unit sales increasing to 48% higher than the year-to-date monthly average.

A story highlighting the BREVAGen™ test and its U.S. launch featured on the Tuesday, May 15 episode of Australia’s Channel 7 news and current affairs television show Today Tonight which was broadcast nationally across Australia.  [To view the story go to: http://au.news.yahoo.com/today-tonight/latest/article/-/13691294/breast-cancer-breakthrough/]

“The recent increase in unit sales and revenue generation is illustrative that we are on the right track with regard to both sales messaging and credentialing contract execution for BREVAGen™,” said Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.  “With the increased sales presence we now have in place in new U.S. territories, we are looking forward to continued commercial growth, particularly as we execute on credentialing contracts with further U.S. PPOs.”

Credentialing contracts executed with four of the top ten Preferred Provider Organisations

Credentialing with these PPOs allows for expedited claim adjudication (as “in-network”).  This provides improved cash flow while obtaining an acceptable level of reimbursement, and reduces the costs incurred through appealing denials.  Once BREVAGen™ volumes reach a significant level and Genetic Technologies has gathered the clinical utility data, the Company will approach insurers directly to contract.

Specific credentialing contracts have been executed with Prime Health Services, National Preferred Provider Network/PlanCare America/Ohio Preferred Provider Network LLC (NPPN/OPPN), Galaxy Health Network and Fortified Provider Network.  Prime Health Services’ Group Health PPO has over 600,000 physicians, ancillary services and hospitals nationwide with in excess of 6 million covered lives.  NPPN/OPPN has more than 550,000 physicians, nearly 4,000 acute care facilities, and more than 90,000 ancillary care provider locations in their network.  NPPN/OPPN estimate that they account for several million covered lives.  Galaxy Health Network has over 400,000 directly contracted Physicians, Facilities and Hospitals and over 3.5 million covered lives.  Fortified Provider Network has a presence in all 50 States and over 1.5 million covered lives.

U.S. state certification update

In April of 2011, Genetic Technologies successfully attained CLIA approval, allowing BREVAGen™ to be sold into 42 U.S. States (see ASX announcement dated April 27, 2011).  Following the Company’s receipt of a certificate of compliance issued by the Centers for Medicare and Medicaid Services (see ASX announcement dated February 16, 2012), the Company has submitted numerous applications for “Out of State Licensure,” which allows BREVAGen™ to now also be sold in Pennsylvania, Rhode Island, Nevada, Tennessee and Maryland.  The Company has also submitted relevant licensure applications in California and Florida and expects approval to sell BREVAGen™ in these key states shortly.  Submission of data to New York for approval is also in progress.

“Preferred Provider Organisation” and “Credentialing”

A Preferred Provider Organisation is a managed care organisation of medical doctors, hospitals, and other health care providers who have covenanted with an insurer or a third-party administrator to provide health care at reduced rates to the insurer’s or administrator’s clients.  Credentialing is a process whereby provider organisations such as physicians, care facilities and ancillary providers (including testing service providers such as GTG with the BREVAGen™ test) contract directly with the PPO.  Contracts with PPOs are a fundamental to getting the BREVAGen™ test “in network”.  Being in network streamlines the claims management process within these PPOs, ultimately resulting in improved reimbursement for the BREVAGen™ test.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul D R MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)

Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group
Genetic Technologies Limited	(03) 9620 3333	+1 (415) 375.3340 Ext. 102
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit http://www.brevagen.com, or http://www.brevagen.com.au

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting. The company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

risks.  Phenogen’s lead product, BREVAGen, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.